UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.___ )*

                                Ross Systems Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    778303206
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
          (Name, address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               September 18, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 778303206

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               9,715 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             7,744 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            9,715 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     7,744 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,459 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.62%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 778303206

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               163,240 of Common Stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            163,240 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            163,240 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.80%

14 TYPE OF REPORTING PERSON*
                                     PN, BD


                                  SCHEDULE 13D

CUSIP NO. 778303206

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               13,601 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            13,601 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,601 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.48%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Ross Systems, Inc., Two Concourse Parkway, Suite 800, Atlanta, Georgia, 30328.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation and a registered investment advisor, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a
Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its Chairman of the Board of Directors and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its Chairman of the Board of Directors as well as its Chief Executive Officer and majority stockholder. Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine are also directors. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. Loeb Offshore Fund, Ltd., ("LOF") is an exempted company incorporated in the Cayman Islands. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by LHC. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. The business address of all individuals other than Mr. Matthews is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common stock were acquired by LAF, LPC and LOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC and LOF have acquired shares of Common Stock for investment purposes. LAF, LPC and LOF reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Stock as of October 3, 2003.

                                 Shares of Common Stock

Loeb Arbitrage Fund                     163,240
Loeb Partners Corporation*               17,459
Loeb Offshore Fund                       13,601
                                    -----------
                                        194,300

The total shares of Common Stock constitute 6.90% the 2,815,825 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 7,744 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                 Purchases of Preferred Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          09-04-03       1440             $18.57
                              09-04-03        270              18.52
                              09-05-03       4725              18.57
                              09-08-03        900              18.51
                              09-09-03        270              18.51
                              09-09-03        248              18.48
                              09-09-03        136              18.48
                              09-10-03        606              18.45
                              09-11-03        480              18.42
                              09-15-03       1052              18.37
                              09-16-03         54              18.31
                              09-17-03        873              19.27
                              09-18-03       2700              18.06
                              09-19-03        830              15.56
                              09-19-03         99              18.00
                              09-22-03         99              18.54
                              09-24-03        276              18.51
                              09-24-03        240              18.52
                              09-25-03        203              18.56
                              09-29-03        511              18.47
                              09-30-03        655              17.64
                              10-03-03        792              17.74


Holder                                     Shares      Average Price
Loeb Arbitrage Fund           09-04-03      13440             $18.56
                              09-04-03       2520              18.52
                              09-05-03      44100              18.57
                              09-08-03       8400              18.51
                              09-09-03       3864              18.51
                              09-09-03       1850              18.46
                              09-09-03        840              18.51
                              09-10-03       5880              18.44
                              09-11-03       4200              18.41
                              09-15-03       8288              18.37
                              09-16-03        504              18.31
                              09-17-03       8148              18.24
                              09-18-03      25200              18.06
..                             09-19-03       1024             18.001
                              09-19-03       8643             18.555
                              09-22-03       9244             18.532
                              09-24-03        672             18.555
                              09-24-03       4200             18.505
                              09-25-03        206             18.555
                              09-29-03       5040             17.845
                              09-30-03       6275             17.622
                              10-03-03       7392             17.740

Holder                                     Shares      Average Price
Loeb Offshore Fund            09-04-03        210             $18.57
                              09-04-03       1120              18.52
                              09-05-03       3675              18.57
                              09-08-03        700              18.51
                              09-09-03        154              18.51
                              09-09-03         70              18.48
                              09-09-03        322              18.48
                              09-10-03        490              18.45
                              09-11-03        350              18.42
                              09-15-03        700              18.37
                              09-16-03         42              18.31
                              09-17-03        679              18.27
                              09-18-03         77              18.06
                              09-19-03        707              18.56
                              09-19-03       2100              18.00
                              09-22-03         77              18.54
                              09-24-03        350              18.51
                              09-24-03         56              18.52
                              09-25-03        168              18.56
                              09-29-03        420              17.47
                              09-30-03        518              17.64
                              10-03-03        616              17.74

--------------------
*Including 7,744 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.
Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2003                Loeb Partners Corporation


                        By: /s/ Gideon J. King, Executive Vice President


October 28, 2003                Loeb Arbitrage Fund
                       By: Loeb Arbitrage Management, Inc.


                        By: /s/ Gideon J. King, President




 October 28, 2003               Loeb Offshore Fund



                        By: /s/ Gideon J. King, Director